Exhibit 99.1

  TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 22, 2011

Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on December 22, 2011 at 10 a.m. (local time) (the “Meeting”) for the following purposes:

(1)	To elect four directors to serve until the next annual general meeting of the Company.

(2)	To elect one external director.

(3)	To approve the terms of compensation of the Company’s directors (the “Directors”) for 2012.

(4)	To approve the terms of compensation of the Company’s chief executive officer for 2012 and the payment of cash bonus for 2010 and 2011.

(5)
To authorize the exercise of some of the powers of the Company’s chief executive officer’s by the active chairman (the “Active Chairman”) of the Company’s board of directors (the “Board of Directors”).

(6)	To approve the terms of compensation of Mr. Izhak Nakar, the Active Chairman for 2011 and the payment of cash bonus for 2010 and 2011.

(7)	To adopt the amended and restated articles of association of the Company (the “Amended Articles”).

(8)
To approve the amendment to the Company’s form indemnification letter given to the Directors and officers (the “Officers”) and the entry into new indemnification agreements with the Directors and Officers based on the terms set forth in such form indemnification letter as amended.

(9)	To approve the extension of the duration of Company’s 2003 Israeli Share Option Plan.

(10)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the independent public accountants of the Company until the next annual general meeting of the Company, and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(11)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2010.

Shareholders of record at the close of business on November 24, 2011 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority's website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (the “Distribution Sites”) and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Sites, together with related proxy card and financial statements  for the year ended on December 31, 2010. Shareholders of the Company (“Shareholders”) may also review a copy of all the abovementioned documents at the Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the agreement to be executed between the Company and the Active Chairman, and the annual report at their request from the Company.

Each member of the Tel Aviv Stock Exchange (“TASE”) will email, without charge, a link to the Distribution Sites, to each Shareholder who is not listed in the Company’s shareholder register and whose shares are held through such TASE member, unless he or she notified the TASE member that he or she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail in consideration of mailing costs.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date, sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

Shareholders who hold their shares through members of TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by that member of TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member’s offices or may be sent to the Shareholder by mail (subject to payment of the cost of mailing), at the election of the Shareholder, provided that the Shareholder’s request was with respect to a specific securities account. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

ii

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than December 19, 2011 at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business on December 2, 2011.  Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: November 16, 2011

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PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 22, 2011

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits a proxy for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 22, 2011 at 10:00 a.m. (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Shareholders who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority's website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (the “Distribution Sites”) together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card of the Distribution Site, complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing.  A Shareholder who holds its shares through a member of the Tel Aviv Stock Exchange (“TASE”) who wishes to vote its shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. The Proxy Card and such proxies will also serve as a voting deed (ktav hatzba’a) as that term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

Upon the receipt of a properly executed Proxy Card, no later than December 19, 2011, at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting and, if shares are held through a member of TASE, the proper proof of ownership as described in the Notice, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

 The proxy solicited hereby may be revoked no later than 24 hours prior to the Meeting, by delivering a written revocation to Ms. Elinor Tzyoni, Corporate Controller of the Company. Such proxy-revoking Shareholder may vote by attending the Meeting. Directors, officers and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries may be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company may reimburse them for their reasonable out-of-pocket costs.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice, must submit it to the Company no later than the close of business in Israel on December 2, 2011. The Company may respond to such Position Notices no later than December 9, 2011.

The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Sites. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than December 9, 2011. The Company will be entitled to reimbursement from a Shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the Shareholders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date), the Company shall be entitled to reimbursement of up to NIS 200 (approximately $55).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of that percentage of the voting rights not held by a controlling Shareholder (as defined in Section 268 to the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) - 2005.

As of November 8, 2011, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company is approximately 542,771 shares.

As of November 8, 2011, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling Shareholder as set forth above is approximately 542,771 shares.

RECORD DATE QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on November 24, 2011 (the "Record Date" and such holders, “Shareholders”) are entitled to notice of, and to vote at, the Meeting. On November 8, 2011, 10,885,424 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold 33 1/3% of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

Except for (i) the election of the external director of the Company (the “External Director”), (ii) authorizing the exercise of some of the powers of the Company’s chief executive officer (the “Chief Executive Officer”) by the active chairman of the Board of Directors (the “Active Chairman”), and (iii) the adoption of the Amended Articles  the resolutions set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy.

The election of the External Director require a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

—	the majority includes at least the majority of the votes of non-controlling Shareholders who are present in person or by proxy, where abstentions are not counted as votes; or
—	the total number of shares held by non-controlling Shareholders who voted against the election of the external Director does not exceed two percent of the aggregate voting rights in the company.

The resolution authorizing the exercise of some of the powers of the Chief Executive Officer by the Active Chairman as (described in Proposal No. 5 below) require a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

—
the majority includes at least the two thirds of the votes of non-controlling Shareholders, or with personal interest in approving the resolution  who are present in person or by proxy, where abstentions are not counted as votes; or

—	the total number of shares held by non-controlling Shareholders who voted against the said resolution does not exceed two percent of the aggregate voting rights in the company.

The resolution to adopt the Amended Articles (described in Proposal No. 7 below) requires the affirmative vote of at least a 75% of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy.

Each Shareholder that delivers a signed proxy to the Company must indicate on the appropriate place on the proxy, whether or not that Shareholder is a controlling Shareholder and in addition, if such Shareholder has a personal interest in the resolution authorizing the Active Chairman of the Board to exercise some of the powers of the Chief Executive Officer. In the absence of indication whether a Shareholder is a controlling Shareholder, or has a personal interest with regard to the approval of a resolution, such shares will not be voted with regard to that resolution and will be deemed to have abstained.

"Control" in the Companies Law is defined as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation. "Means of control" of a corporation is defined as (i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its chief executive officer. “Controlling Shareholder” is defined as a Shareholder who has Control in the company, including a Shareholder who holds twenty five percent (25%) or more of the voting rights in the company’s general meeting if there is no other person who holds more than fifty percent (50%) of such voting rights; For the purpose of the holding of voting rights, two or more persons, each with a personal interest in the approval of the transaction brought to the approval of the company, will be considered as holding together.

PRINCIPAL SHAREHOLDERS

The following table shows as of November 8, 2011, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	1,823,012	(1)	16.5%
Ido Schechter	722,998		6.5%
All executive officers and directors as a group	3,093,352	(2)	26.8%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)	Includes 1,823,012 Ordinary Shares beneficially owned by Izhak Nakar and 722,998 Ordinary Shares beneficially owned by Ido Schechter.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1. PROPOSAL TO ELECT DIRECTORS

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Elie Housman, Lyron Bentovim, Asael (Asi) Karfiol and Lior Lurye.  Each of Asael Karfiol and Lior Lurye is an External Director within the meaning of the Companies Law.  Each of Asael Karfiol, Lior Lurye, Elie Housman and Lyron Bentovim is an “independent director” within the meaning of NASDAQ Rule 5605(a)(2).

The Board of Directors has unanimously recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Izhak Nakar	59
Izhak Nakar founded Top Image Systems in 1991, serves as Chief Executive Officer & Chairman of the Board of the Company until 2001. Between 2001 and 2009 Mr. Nakar served as a Director in the Company.  Since 2009, Mr. Nakar serves as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Elie Housman	74
Elie Housman has been a Director of the Company since May 2000 and a member of the Company’s audit committee (the “Audit Committee”) since 2002.  Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars.  Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer.  Mr. Housman was also the Chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry.  At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Bartech Systems International, Inc., which is a privately held company in the United States. Mr. Houseman is also the Chairman and CEO of Inksure Technologies. Elie Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	51
Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS’ ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter was the Company’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel. Dr. Schechter has served on the Board of Directors since December 2005.

Lyron Bentovim	42
Lyron Bentovim has been serving as a director of TIS since November, 2008. Since August 2009, Mr. Bentovim has served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom Inc, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Inc. since January 2002, Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 4.6% of the issued and outstanding capital stock of the Company. He has over 20 years of industry experience, including his experience as a member of the board of directors at RTW Inc., Ault Inc, Manhattan Bridge Capital Inc., Three-Five Systems Inc., Sunrise Telecom Incorporated, and Argonaut Technologies Inc. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group LLC and McKinsey & Company Inc. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The information is based on data provided to us by the relevant director.

During 2011 to date, the Board of Directors met 5 times and acted 7 times by unanimous written consent.  Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of each of the nominees listed below.

Remuneration of Officers and Directors

For the year ended December 31, 2010, the compensation paid, and the value of benefits in kind granted, to Dr. Ido Schechter, the Chief Executive Officer, was $346,000, consisting of $298,000 paid as salary and bonuses and $48,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits.

For the year ended December 31, 2010, the compensation paid, and the value of benefits in kind granted, to Mr. Izhak Nakar, the Active Chairman, was $284,000.

The compensation paid to all other persons, as a group, who were, at December 31, 2010, Directors or members of our administrative, supervisory or management bodies during that time was $57,000.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as Board of Directors may propose. The nominees have advised that they agreed to serve as Directors if elected.

For each individual nominee to the Board of Directors, the vote will be separate.

RESOLVED, to elect Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Shareholders.

2. PROPOSAL TO ELECT EXTERNAL DIRECTOR

Israeli law requires that the Company have two external directors in office at all times. An external director is appointed for a period of three years that may be extended for two additional three year period. A person may not be appointed as an External Director if:

•
Such person or his or her relative, partner, employer or any person to which they are directly or indirectly subordinate, or any entity under that person’s control, has or had, on or within the two years preceding the date of such appointment as an external director, any affiliation with the Company, with a Controlling shareholder at the date of such appointment or their relative,  or with an entity controlling, controlled by or under common control with the Company or, in a company that has no Controlling shareholder, an affiliation to a person who at the date of such appointment acts as the company’s chairman of the board, CEO, a principal shareholder or the most senior officer in the financial field. The term "affiliation" includes an employment relationship, a regular business or professional relationship, control, and service as an office holder other than service as a director appointed as an external director in a company offering shares to the public for the first time.

•	Such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an external director.

•	Such person acts as a director of another company in which one of the external directors acts as a director in the Company.

•	Such person is an employee of the securities authority or of the Tel Aviv Stock Exchange.

•
Such person or their relative, partner, employer or any person to which he or she is directly or indirectly subordinate, or any entity under that person’s control, has a professional or business relationship with a person to whom affiliation is prohibited, even if such relationship is not maintained regularly, aside for negligible relationships.

Under the Companies Law and regulations promulgated under it, a person is qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional competence. At least one of the external directors must have accounting and financial expertise.

At the annual general meeting held on February 9, 2009, the election of Ms. Lior Lurye as an External Director of the Company was approved by the Shareholders. Ms. Lurye’s appointment is about to expire on February 9, 2012. Therefore, a new External Director must be appointed, so that the Company will not be left with only one External Director. Also, the Companies Law provide that both genders should be represented in a board of directors such that if all members of the board of directors are of one gender at least one external director must be of the other gender.  Presently, all the Directors (except for Ms. Lurye whose term is about to expire) are men. Therefore it is recommended that Osnat Segev-Harel be appointed as an External Director for a three-year term. Ms. Segev-Harel has declared and warranted to the Company that all the conditions provided by the Companies Law for her appointment have been fully satisfied. It is noted that the Board of Directors has determined that Mr. Karfiol has accounting and financial expertise, required for purposes of the Companies Law and in order to qualify as a financially sophisticated Audit Committee member required under Nasdaq rules.

Below is certain relevant information concerning the recommended External Director, including her principal occupation during the past five years:

Nominee	Age	Principal Occupation and Background
Osnat Segev-Harel	49
Osnat Segev-Harel, I.D. no 057413114 is an Israeli citizen who resides at Shoham, 22 Tzur St. Israel 60850.

Ms. Segev-Harel has excessive experience of over 15 years in the business development for high-tech companies. Ms. Segev-Harel serves as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular From 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.

Ms. Segev-Harel holds a Practical Engineering from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

RESOLVED, to elect Ms. Segev-Harel as an External Director to serve for an additional period of the years until December 22, 2014.

The Board of Directors recommends that the Shareholders vote "FOR" the election of MS. Osnat Segev-Harel as an External Directors to serve until December 22, 2014.

3. PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS FOR 2012.

Pursuant to Israeli law, the terms of compensation of members of the board of directors of a publicly traded company require approval of the audit committee, the board of directors and the shareholders of such company. The compensation for external directors is set at the date of their appointment and cannot be modified during their term of service except when reappointed or when a new external director is appointed and only for the purpose of equalizing the terms of the existing external director in favor of such existing external director. If a company sets its external director’s compensation in a certain range a set forth in the Companies Regulations Principles Relating Compensation and Expenses to an External Director) - 2000, it is exempt from approving such compensation by its shareholders. The compensation offered by the Company to its External Directors is within that range. The Company brings this matter to the approval of the General Meeting, however, the Company will not be obligated to bring this matter to the approval of the General Meeting in future years.

At the recommendation of the Company’s compensation committee (the “Compensation Committee”) the Audit Committee and the Board of Directors have approved the following terms of compensation for the Directors:

1.
Each of Messrs. Elie Housman and Lyron Bentovim will receive compensation for his service as a member of the Board of Directors, for 2012, in the amount of NIS 15,570 (approximately $4,200) per year and NIS 3,000 (approximately $810) for each meeting of the Board of Directors or a committee in which they participate. This compensation is equal (in NIS) to the compensation received by them during 2011.

2.
Each of Mr. Asael Karfiol and Ms. Osnat Segev- Harel and until the expiration of her term on February 2012 also Ms. Lior Lurye, will serve in 2012 on both the Board of Directors and the Audit Committee, and will receive compensation for his or her service, in the amount of NIS 27,075 (approximately $7,300) per year and an amount of NIS 2,120 (approximately $570) for each meeting of the Board of Directors or of the Audit Committee in which they will participate. Ms. Lurye shall be entitled to receive such compensation until the termination of her appointment as external Director.

3.
Mr. Izhak Nakar and Dr. Schechter have waived, for 2012, any separate compensation in return for serving as a Director in excess of their compensation as the Active Chairman and the Chief Executive Officer of the Company (respectively) in accordance with Proposal 6 and Proposal 4.

4.
Subject to the approval of the extension of the Company’s 2003 Israeli Share Option Plan (as described in Proposal No. 9 below, the “2003 ISOP”) each of the Company’s Directors will be granted options as follows (the “Board Options”), all Board Options will be granted under the 2003 ISOP, and in accordance with its terms:

Mr. Izhak Nakar -	100,000
Dr. Ido Schechter -	100,000
Ms. Osnat Segev- Harel -	25,000
Ms. Lior Lurye -	25,000
Mr. Lyron Bentovim -	50,000
Mr. Elie Housman-	50,000
Asael (Asi) Karfiol -	50,000

•
except with respect to the option granted to Ms. Osnat Segev-Harel and Ms. Lior Lurye, absent a transaction which would result in the sale of all or substantially all of the assets or share capital of the Company (a “Change in Control”), the Board Options shall vest in two equal parts such that 50% of the Board Options will vest on December 31, 2011 and the remainder will vest on December 31, 2012. In the event of a Change in Control, any unvested portion of the Board Options will vest immediately.

•
absent a Change in Control, the options granted to Ms. Lior Lurye will be vested on December 31, 2011 and the options granted to Ms. Osnat Segev-Harel will be vested on December 31, 2012; The grant of the options to Ms. Osnat Segev-Harel and Ms. Lior Lurye is done in a manner that will materially equate the options granted to all External Directors. In the event of a Change in Control, any unvested portion of the Board Options will vest immediately.

•	The exercise price per share of the Board Options will be equal to the closing price of the Company’s share as of the date of this General Meeting.

The Audit Committee approved the above compensation of the Directors on June 21, 2011 and on November 14, 2011. The Board of Directors approved the above compensation on June 21, 2011 and on November 14, 2011.

    RESOLVED, to approve the terms of compensation of the Directors for 2012 as described in Proposal No. 3.

The Board of Directors expresses no recommendation as to the vote on the above resolutions.

4.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF DR. IDO SCHECHTER, THE CHIEF EXECUTIVE OFFICER, FOR 2012 AND BONUS FOR THE YEARS 2010 AND 2011.

Dr. Ido Schechter currently serves as both a Director and as the Chief Executive Officer of the Company. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the audit committee, the board of directors and the shareholders of such company.

At the recommendation of the Compensation Committee, the Audit Committee approved and recommended to the Board of Directors to approve and the Board of Directors approved the following terms of compensation for Dr. Schechter:

1.
Effective January 1, 2012, Dr. Schechter's monthly gross salary will be NIS 81,400 (the same as in 2011) plus use of a car, managers insurance and an educational fund. Dr. Schechter also has various statutory rights as an employee.

2.
The payment of a cash bonus of $102,000. The bonus is paid in acknowledgement of Dr. Schechter’s contribution to the Company’s performances during 2010, including a 55% increase in the Company’s operating profit in comparison to 2009, restructuring the Company’s debt and a 60% increase in the Company’s share price, as compared to share price in the beginning of 2010. Dr. Schechter has waived his right to receive a bonus for the year 2009.

3.	As further incentive, Dr. Schechter will be entitled to receive the following performance bonus for 2011:

Dr. Schechter shall be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2011, provided, however that Company will achieve at least 90% of the Revenue Target and EBIDTA Target, and provided, further, that the Company’s Cash Surplus as of December 31, 2011, will not be less than the Company's Cash Surplus as of June 30, 2011. In the event the Company's Cash Surplus as of December 31, 2011 will be less than those as of June 30, 2011 will be less than those as of June 30, 2011, the difference will be deducted from the Company's EBIDTA available for distribution to Dr. Schechter.

 The Company’s “Revenue Target” was set by the Board of Directors at $25,058,000, and the “EBITDA Target” was set by the Board of Directors at $2,452,000.

"Cash Surplus" shall mean the net cash and cash equivalents in the   Company's bank account minus the outstanding balance of the debt to the debenture holders.  The Company’s Cash Surplus as of June 30, 2011 was $2,191,000.

Dr. Schechter has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Audit Committee approved the above terms of compensation for Dr. Schechter on June 21, 2011 and on November 14, 2011. The Board of Directors approved the above terms of compensation to Dr. Schechter on June 21, 2011 and on November 14, 2011.

RESOLVED, to approve the terms of compensation of the Company’s Chief Executive Officer for 2012 and bonus for the years 2010 and 201.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Dr. Schechter as described in Proposal No. 4 above.

5.	PROPOSAL TO AUTHORIZE THE ACTIVE CHAIRMAN TO EXERCISE SOME OF THE POWERS OF THE CHIEF EXECUTIVE OFFICER.

According to the Companies Law, the chairman of the board may act as a the chief executive officer of a publicly traded company only with the approval of the company’s shareholders and for time periods that do not exceed 3 years each.

Mr. Nakar, the Active Chairman, has unique knowledge, experience and expertise in the data capturing field in general and in the Company’s business and needs in particular which are vital to the continuing business development of the Company and the Company wishes that Mr. Nakar will assist the Company in developing its business worldwide and contribute to the Company with his knowledge, skills and experience. The Company wishes to allow Mr. Nakar to exercise powers granted by law to the Company’s Chief Executive Officer as necessary and as determined from time to time by the Board of Directors.

The Shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to authorize the Active Chairman to exercise powers of the Company’s Chief Executive Officer as described in Proposal No. 5 for a period of 3 years commencing the date of the Meeting.

The Board of Directors recommends that the Shareholders vote “FOR” the resolution to authorize the Active Chairman to exercise powers of Chief Executive Officer as described in Proposal No. 5.

6.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF MR. IZHAK NAKAR, AS THE ACTIVE CHAIRMAN, FOR 2011 AND TO APPROVE PAYMENT OF A CASH BONUS TO MR. NAKAR FOR HIS SERVICES IN 2010.

Izhak Nakar currently serves as a Director and as the Active Chairman. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the Audit Committee, the Board of Directors and the Shareholders. At the Company’s annual general meeting held on November 25, 2010, the Shareholders approved the compensation to Mr. Nakar for the year 2011. On June 21, 2011 the Compensation Committee recommended that the Company amend the compensation payable to Mr. Nakar for 2011 as follows:

1.
In consideration for his services to the Company worldwide, Mr. Nakar will be entitled to compensation in the amount of $1,500 plus value added tax for each day of services actually rendered, provided, however, that the average monthly gross compensation paid to Mr. Nakar during each full year will not exceed $28,125 plus value added tax which is currently at a rate of 16%.

2.
Mr. Nakar will be entitled to reimbursement for reasonable out of pocket expenses incurred by him in the performance of the duties, subject to the presentation of appropriate receipts to the Company in accordance with the general policies of the Company.

3.
As further incentive, Mr. Nakar will be entitled to receive the following performance bonus for 2011:

Mr. Nakar shall be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2011, provided, however that Company will achieve at least 90% of the Revenue Target and EBITDA Target, and provided, further, that the Company’s Cash Surplus as of December 31, 2011, will not be less than the Company's Cash Surplus as of June 30, 2011. In the event the Company's Cash Surplus as of December 31, 2011 will be less than those as of June 30, 2011, the difference will be deducted from the Company's EBITDA available for distribution to Mr. Nakar.

The Company’s “Revenue Target” was set by the Board of Directors at $25,058,000, and the “EBITDA Target” was set by the Board of Directors at $2,452,000.

"Cash Surplus" shall mean the net cash and cash equivalents in the   Company's bank account minus the outstanding balance of the debt to the debenture holders. The Company’s Cash Surplus as of June 30, 2011 was $2,191,000.

4.
In addition to amending Mr. Nakar’s compensation terms for 2011, the Compensation Committee has also recommended to pay Mr. Nakar a cash bonus of $113,180. Since rejoining the Company in 2009 as the Active Chairman of the Board, Mr Nakar has led the Board to set a new strategy for the Company and to make a turnaround in the Company’s results. The bonus is paid in acknowledgement of Mr. Nakar’s contribution to the Company’s performances during 2010, including a 55% increase in the Company’s operating profit in comparison to 2009, the restructuring of the Company’s debt and a 60% increase in the Company’s share price, as compared to share price in the beginning of 2010.

The Audit Committee approved the above the amendment of the terms of compensation for 2011 and thereafter, and the payment of the cash bonus for Mr. Nakar for 2010 on June 21, 2011 and on November 14, 2011. The Board of Directors approved the foregoing on June 21, 2011 and on November 14, 2011.

RESOLVED, to approve the terms of compensation of Mr. Nakar for 2011 and the payment of the cash bonus for 2010 and 2011 as described in Proposal No. 6.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Mr. Nakar for 2011 and thereafter and the payment of the cash bonus for 2010 as described in Proposal No. 6.

7.	ADOPTION OF AMENDED ARTICLES OF ASSOCIATION.

During 2011, the “Knesset” (the Israeli Parliament) has adopted several changes in the Companies Law and in the Israeli Securities Law, 5728 – 1968 (the “Securities Law”) that impact corporate governance, including, without limitation, with respect to the following changes:

•	indemnification of directors and officers;

•	majority required to approve certain transactions;

•	the power of a corporation to act as a director; and

•	administrative sanctions.

         Some of those changes require the Company to amend its Articles of Association to be consistent with the applicable law. The proposed version of the Company’s Amended Articles is attached hereto as Exhibit A.

 The Shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to adopt the Amended Articles of Association of the Company in the form attached to the Proxy Statement as Exhibit A.

The Board of Directors recommends that the Shareholders vote "FOR" the amendment of the Articles of Association of the Company.

8.
TO APPROVE THE AMENDMENT TO THE COMPANY’S FORM INDEMNIFICATION LETTER GIVEN TO THE DIRECTORS AND OFFICERS AND THE ENTRY INTO NEW INDEMNIFICATION AGREEMENTS WITH THE DIRECTORS AND OFFICERS BASED ON THE TERMS SET FORTH IN SUCH FORM INDEMNIFICATION LETTER.

        According to Israeli law, a publicly-traded company may indemnify its directors and officers against certain actions if the company’s articles of association allow such indemnification, and with respect to indemnification given to such company’s directors, if agreeing to indemnify the directors pursuant to the terms of such indemnification letter was approved by the company’s audit committee, board of directors and shareholders.

        The Company and the Directors are parties to the Company’s letter of indemnification, a form of which was approved by the Shareholders on November 15, 2005. The aggregate indemnification amount that the Company will pay to all its officers and Directors pursuant to the Indemnification Letters shall not exceed $5,000,000.

        As a result of those amendments to Israeli law described with respect to Proposal No. 7, the Company seeks to amend its form letter of indemnification (as amended, the “Amended Indemnification Letter”) to accommodate such changes in law and to enter into new indemnification agreements with the Directors and Officers on the terms set forth in the Amended Indemnification Letter. A version of the Amended Indemnification Letters is attached hereto as Exhibit B.

The Audit Committee approved the amendment to the Company’s form indemnification letter and the entry into new indemnification agreements with the Directors and Officers based on the terms set forth in the Amended Indemnification Letter on November 14, 2011. The Board of Directors approved such amendment on November 14, 2011.

RESOLVED, to adopt and to approve the amendment to the Company’s form indemnification letter in the form attached to the Proxy Statement as Exhibit B, and the entry into new indemnification agreements with the Directors and Officers as described  in Proposal No. 8.

The Board of Directors expresses no recommendation as to the vote on the above resolutions.

9.	TO APPROVE THE EXTENSION OF THE DURATION OF THE COMPANY’S 2003 ISRAELI SHARE OPTION PLAN

         During 2002, tax reform legislation was enacted in Israel with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers.

         Due to the above, the Company adopted during 2003 the 2003 ISOP that replaced the then existing plans.

        The 2003 ISOP was approved for a 7 years period and thus, has expired on May 2010. In order to conform to the tax regulations in Israel and allow the Company to incentive its employees, directors, consultants, service providers and any other person or entity as the Board may decide, the Company wish to extend the period of the 2003 ISOP to an additional period of 10 years such that the 2003 ISOP will expire on December 15, 2021. Other than extending the term of the 2003 ISOP there will be no change to any other term of the 2003 ISOP including to the number of Ordinary Shares that may be subject to options exercised pursuant to the 2003 ISOP (the “Extended Plan”).

        Nasdaq rules require shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.  Nasdaq rules further provide that the extension of the duration of such plan is a material amendment, hence the need to obtain the Shareholders’ approval to the extension.

The Board has approved the Extended Plan on November 14, 2011.

The Shareholders of the Company are requested to adopt the following resolution:

                    RESOLVED, to approve the extension of the duration of the 2003 Israeli Share Option Plan by 10 years, as described in Proposal No. 9.

         The Board recommends that the Shareholders vote "FOR" the ratification of the extension of the 2003 Israeli Share Option Plan as described in Proposal No. 9.

10.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

    At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as independent certified public accountants of the Company until the next annual general meeting of the Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

    The Shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

11.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2010 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2010, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Izhak Nakar Active Chairman of the Board of Directors

Tel Aviv, Israel

Date:  November 16, 2011

Exhibit A to the Proxy Statement

Top Image Systems Ltd.
Articles of Association

Contents

Chapter A	Introduction and Interpretation
Chapter B	The Company, its Capital and Purposes
Chapter C	The Shares
Chapter D	General Meetings
Chapter E	The Board of Directors
Chapter F	The Chief Executive Officer and other Officers
Chapter H	Audit
Chapter I	Capital Funds, Distribution, Bonus Shares and Decrease of Capital
Chapter J	Winding up, Merger and Reorganization

Chapter A:  Introduction and Interpretation

1.	In these Articles, unless the wording requires another construction, the following words shall have the meanings appearing alongside them:

“Director” or “Directors”	Member or members of the Board of Directors, elected in accordance with the provisions of these Articles, and serving at the same time;
“Alternate Director”	as defined in Article 97 below.
“The Exchange”
Every stock exchange or trading forum, in Israel or abroad, in which Company shares, or any securities issued by the Company which may be converted or realized by Company shares, are registered, listed or quoted for trading;

“the Board of Directors” or “the Board”
The Board of Directors of the Company, duly elected or appointed in accordance with the provisions of these Articles, and every Board Committee to which and to the extent powers of the Board have been delegated, to the extent that such powers may be delegated according to the law;

“The Company”	Top Image Systems Ltd.
“The Register”
Register of shareholders maintained in Israel and additional register of shareholders which the Company shall maintain (if it so maintains) outside Israel, in accordance with the Companies Law, provided that shares registered in the Register kept in Israel and in the additional register shall not be counted twice;

“Substantial Register”	The Register of substantial shareholders (as defined in the Companies Law) that must be maintained under the Companies Law;
“The Office”	The registered office of the Company at the time in question;

“Reduction in Capital”	A distribution which does not meet the profit test (“Distribution” and “Profit test” - as defined in the Companies Law);
“Companies Law”	The Companies Law, 5759-1999, as amended from time to time, or any other statute, as amended, that shall replace it;
“Securities Law”	The Securities Law, 5728-1968, as amended from time to time, or any other statute, as amended, that shall replace it;
“Surplus Accounts”	The net profit account in the Company’s books;
“Business Day”	A day on which services are given to the public by most of the commercial banks both in Israel and USA, except Friday, which shall not be deemed a business day;
“Writing”
Any written communication or other notation, including a printed document, photocopy, telegram, facsimile, electronic mail, internet site, and any other form of work or imprinting of words in a visible form, as well as any other graphic sign or symbol stored in a computer or in any other means of storage;

“Information”
All information in any format, including know-how, data, technology, financial reports, accounting documents, documents including drafts, computer files, computer printouts, agreements, minutes, memoranda, business plans, forecasts, client lists, prices, costs, market surveys, and other such information related directly or indirectly to the activity of the Company;

“Chief Executive Officer”	A person who holds said title, as well as one who holds the powers of the chief executive officer in practice;

“Officer” or “Office Holder”	Every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.
“Securities in the Company”
Including:  (a) shares in the Company; or (b) debentures, commercial securities or capital deeds issued by the Company; or (c) options, warrants, certificates, contracts, bills and other documents of any sort whatsoever which grant, directly or indirectly, a right to purchase, convert, realize or sell each and any of the items mentioned in subsections (a) or (b) above; all of the above include both those registered on a person’s name as well as bearer securities;

“Companies Ordinance”
The Companies Ordinance [New Version], 5743-1983, as in effect on January 31 2000 and as amended from time to time thereafter, or any other statute which shall replace it after 1 February 2000, including amendments thereto;

“Year” or “Month”	According to the Gregorian calendar;
“Administrative Procedure”
A procedure held pursuant to chapter 8C (Financial Sanctions by the Securities Authority), 8D (Administrative Enforcement Measures Imposition by the Administrative Enforcement Committee) or 9A (Arrangement of Conditional refrain from Initiating or or Cessation of Proceedings) of the Securities Law;

“Independent Director”	As such term is defined in the Companies Law;
“Audit Committee”	As such term is defined in the Companies Law;
“these Articles”
These Articles of Association as worded herein or as changed from time to time by the general meeting, including Resolutions of the general meeting of the Company in respect of restricting the power of the Company to change these Articles or any of the provisions herein, which were taken lawfully and in accordance with the provisions of these Articles;

2.
Subject to the provisions of Article 1 above, and except inasmuch as the wording requires a different interpretation, terms which have been defined in the Companies Law or the Companies Ordinance, as the case may be, shall bear the same meaning in these Articles as they are given in those statutes; words expressed in the singular form shall include the plural form, and vice versa; words expressed in the masculine form shall include the feminine, and words meaning a person shall include any kind of  corporate entity  recognized by law.

3.
Any Article herein which determines an arrangement that differs, in part or in whole, from a provision in the Companies Law or the Companies Ordinance, as the case may be, that may be qualified, changed or supplemented, either in whole or with regard to certain issues or with certain restrictions, under any law, shall be deemed to qualify said provision in the Companies Law or the Companies Ordinance, as the case may be, even if the qualification itself was not noted in said Article, and even if the Article explicitly determines that its validity shall be “subject to the provisions of any law”.

4.
In the event of a contradiction between any Article and a provision of law which may not be qualified, changed or supplemented, said provision of law shall prevail, without, however, impairing the force of these Articles or of any other Articles herein.

When construing or examining the validity of any particular Article contained in these Articles of Association, the Article should be given a construction that aims to fulfill its purpose according to the purpose arising therefrom or from other Articles in these Articles of Association.

Chapter B: The Company, its Capital and Purposes

5.	The Company is a public company.

6.
The Company may contribute reasonable sums to a purpose or to a worthy type of purposes even if such contributions are not made due to business considerations.  The Board of Directors, or whomever the Board of Directors has so empowered, shall be authorized to determine the amounts of the contributions, the purpose or type of purposes for which they are made, and the identity of the recipient of the contribution.

The Company Capital

7.	The registered share capital of the Company is NIS 5,000,000 divided into 125,000,000 (One hundred and twenty five million) at NIS 0.04 par value ordinary shares.

Rights Appurtenant to a Share

8.	The liability of the shareholders of the Company for the debts, charges and obligations of the Company is limited to payment to the Company of the par value of their ordinary shares in the Company.

9.	All of the ordinary shares shall have equal rights for all intents and purposes, and each ordinary share shall grant its owner, inter alia:

(One)
A right to be invited to and to participate in all general meetings of the Company, both annual and extraordinary, and a right to one vote for each ordinary share owned by him, in every vote at every general meeting of the Company in which he participates, provided that the ordinary share is owned by the shareholder on the record date determined in a decision to convene or a notice convening the relevant general meeting;

(Two)
A right to receive dividends (if and to the extent they are distributed), a right to receive bonus shares (if and to the extent they are issued), in proportion to the par value of the ordinary shares, and according to the number of ordinary shares which he held at the date of the decision to distribute the dividend or to issue the bonus or upon distribution (as the case may be) or at such later date as may be determined in said decision;

(Three)
A right to participate in a distribution (as defined in the Companies Law) which is not the distribution of a dividend, in proportion to the par value of the shares he owns and according to the share document he owns at the time of the decision to make a distribution or at such later date as determined in said decision, or in such other manner as shall be determined by the Board of Directors at its absolute discretion.

(Four)	A right to participate in the distribution of surplus assets of the Company at the time it is wound up.

10.
So long as the shares of the Company are listed for trading on an Exchange, an allotment of another class of shares shall require the approval of the Exchange, to the extent that such approval is necessary according to the rules of the Exchange or the provisions of any law.

11.
Subject to the provisions of any applicable law and in accordance with the procedures required by law, the Company may issue shares, both those included in its original capital and those deriving from an increase in capital, with rights of a preferred rank or with rights of a lesser rank, or to issue shares with other restricted rights or with other preferred rights in respect of distribution of dividends, voting rights, discharge of capital, distribution (which is not a distribution of a dividend) or in respect of other matters, as the Company may determine from time to time.

12.
If at any time the share capital is divided into different classes of shares, the general meeting may, unless the terms of the issuance of said class of shares provide otherwise, change, convert, expand, add to or alter in another manner the rights, surplus rights, advantages, restrictions and provisions related thereto (or not related at that time to one of the classes), if it receives the consent of the holders of the shares of the class the rights of which are impaired, which consent shall be given at a meeting of the holders of shares of said class.

(One)
The special rights granted to shareholders or to a class of shares that have been issued, including shares issued with preferred rights or other special rights, shall not be deemed to have been changed or harmed by the creation or issue of additional shares of an equal rank or by the cancellation of registered share capital of the same class which was not allotted, unless the terms of the allotment of those shares determines otherwise.

(Two)	The consolidation or splitting of the share capital of the Company shall not be deemed a change in the rights of the shares being consolidated or split.

13.	The provisions in these Articles regarding general meetings shall apply, mutatis mutandis, to every meeting of shareholders of any class of shares, as the case may be.

14.
Subject to the special provisions in these Articles in this regard and to the rules of the Exchange, to the extent they exist, all of the shares of the Company which are yet to be issued shall at all times be under the supervision of the Board of Directors, which may issue them to or otherwise deal with them in any way at its sole discretion, for cash or non-cash consideration, upon such terms and qualifications, whether above their par value or (subject to the provisions of the Companies Law) at a deduction from their par value, at such times which the Board of Directors deems fit. The Board of Directors shall have full power to submit a call for any shares mentioned above, at their par value, at less or at more than their par value, at times, during a period and for consideration which the Board of Directors shall deem fit, and to provide every person a right to demand allotment of any shares at times, during a period and for consideration which the Board of Directors shall determine at its own absolute discretion.

15.
The Board of Directors may, at its absolute discretion, treat shareholders differently from one another with regard to the amounts demanded for payment and payment times and other terms, to the extent permitted by these Articles, by the law and by the rules of the Exchange.

16.
The Board of Directors of the Company may, in respect of every allotment of securities in the Company, pay agents’ fees, underwriters’ fees or commissions in a manner that shall be determined and subject to the provisions of any law.

Shareholders

17.
Unless determined otherwise in any law or in these Articles, the Company shall be entitled to treat the registered owner, including a shareholder who holds a share as a trustee, of a share as its absolute owner, and as such shall not be obligated to recognize any claim by any other person whatsoever based on a right in equity or on other grounds in respect of such a share, or in respect of a benefit therein for any other person, unless an order is issued by the competent court.

18.	Notwithstanding the provisions of Article 17 above, any person who is deemed to be a shareholder according to the Companies Law or another applicable law shall be deemed a shareholder in the Company.

19.
The Board of Directors may determine from time to time procedures with regard to determining the identity of shareholders, and with regard to the manner in which any right, benefit, asset or amount shall be transferred or distributed to them, including in respect of distribution of dividends or bonus shares, purchase of Securities in the Company or granting any other right, asset or other benefit to the shareholders of the Company, in their capacity as such.  Moneys, bonus shares, rights or assets of any type whatsoever which have been transferred to a shareholder (including to his agent, attorney or whomever the shareholder directs) whose identity has been verified according to the procedures as aforesaid, shall be deemed a full discharge and release of a debt of the Company to any person who claims a right to such payment, transfer, distribution or grant of right, as the case may be.

Change in Share Capital

20.
The Company may, from time to time, increase its share capital by creating new shares, whether or not all of the shares which it has decided to issue have been issued up to that date or not, and whether or not all of the shares that have been issued up until that time have been fully paid-up, and the increase shall be in such amount, divided into shares having such par value, issued on such terms and qualifications and with such rights and supplemental rights as the resolution on creation of the shares shall direct, and in the event that directions are not given in the resolution - as the Board of Directors shall direct; in particular, the shares may be issued with preferred rights or qualified rights (including without rights) to dividends, voting rights, discharge of capital or other such matters.

21.
Except as stated otherwise in a resolution approving the increase in share capital, the new shares shall be subject to all provisions of these Articles applicable to existing shares in the capital of the Company.

22.
The Company may, from time to time, cancel registered share capital which has not yet been issued, provided that there is no undertaking of the Company, including a conditional undertaking, to issue the shares.

23.
Any of the above acts, mentioned in articles 20 to 22, shall be deemed a change of these Articles as well as amendment to the Memorandum of Incorporation of the Company, and shall require a majority of 75% of the shareholders participating at the shareholders meeting.

Share Certificate

24.
A share certificate shall be issued with the Company seal together with the signatures of two Directors, or together with the signature of one Director and the Company Secretary (if a person is appointed to this position) or together with the signature of one Director and of one of the Company’s signatories or together with signatures according to the decision of the Board of Directors.

25.
Every shareholder whose name appears in the Register shall be entitled to receive one share certificate for the shares registered in his name, or, if the Board of Directors so approves (after he shall have paid the amount determined by the Board of Directors from time to time), several share certificates, each for one or more such shares; every share certificate shall indicate the name of the shareholder (or “bearer” in the event of a share warrant), the number of shares for which it was issued, and other details as determined by the Board of Directors.

26.
A share certificate registered in the names of two or more persons shall be delivered to whomever all of the registered owners of said share shall direct, and absent such consent, to the person whose name appears first in the Register among the names of the joint owners.

27.
If a share certificate registered in the name of a person or a bearer share is lost or defaced, the Board of Directors may issue a new certificate in its place, provided that the original certificate has been submitted to it and destroyed by it, or it is proved to the Board’s satisfaction that the certificate has been lost or destroyed, and the Board has received guarantees to its satisfaction for any possible damages, all for consideration, if required.

28.
The Company may issue bearer share certificates (a: “Share Warrant”) for fully paid-up shares which shall grant the holder thereof the rights noted therein and the right to transfer it by delivery of the certificate, and the provisions of these Articles regarding transfer and delivery of shares shall not apply to shares specified in such a certificate.

29.
A holder of a share warrant may return it to the Company and may request, for a payment determined by the Board of Directors, that his name be listed in the Register as a shareholder in the Company for the shares specified in this certificate, and that a share certificate in the name of a person be issued to him.  If the Register is closed at the time said request is submitted, or the request has not yet been carried out, the actions enumerated in this Article shall be performed by the Company promptly after the opening of the Register.

30.	Shares shall be deemed fully paid up if the entire par value and the premium thereon have been paid, according to the terms of issue of the share.

31.
Subject to the provisions of any law, a holder of a share warrant is entitled to all of the rights held by an owner of a share certificate in the name of a person, provided that he has proved that he holds the share warrant as aforesaid in the following manner:.

(One)	A holder of a share warrant may vote at a general meeting if he has presented the share warrant to the chair of the general meeting immediately after commencement of the meeting.

(Two)
A holder of a share warrant may deposit the share warrant at the registered office of the Company or at such other place that the Board of Directors shall determine, and may notify the Company regarding the particulars that an owner of a share certificate in the name of a person is obligated to notify to the Company by law or under these Articles.  So long as the share warrant is deposited as aforesaid, the depositor shall have all of the rights available to a shareholder to demand that a general meeting of the Company be convened, to vote and to use the other rights of shareholder at any meeting convened at least two days after the deposit, as if his name were listed in the Register as owner of the shares included in the share certificate.  Only one person shall be recognized as the depositor of the certificate, and the Company must return the certificate to the depositor if he so requests in writing at least two business days in advance.

Calls

32.
The Board of Directors may, from time to time at its discretion, submit calls for any moneys not yet paid for shares which have been issued and which, according to the terms of their issue, are not to be paid up at predetermined times.  Every shareholder shall pay to the Company the amount of the call submitted to him, at the time and place determined by the Board of Directors.  A call may be divided into several payments.  A call shall be deemed made if a resolution approving it has been made by the Board of Directors.

33.
In respect of every call, a prior notice of fourteen days shall be sent, indicating the amount of payment, the place of payment and the person to whom payment should be made, on the condition that before the payment date of such a call the Board of Directors may, by written notice to the shareholder, cancel or extend the payment date of the call.

34.	Joint owners of a share shall be responsible jointly and severally for payment of all calls in respect of such a share.

35.
If, under the terms of issue of each share or otherwise, any amount must be paid at a set time or in payments at set times, whether the payment is on account of the par value or as a premium, any such amount or rate shall be discharged as if it were a call duly submitted by the Board of Directors for which notice was duly given, and all of the provisions in these Articles in respect of calls shall apply to any such amount or rate of payment.

36.
If the amount of the call is not discharged on the date of payment or prior thereto, the person who at that time is the owner of the share for which the call was submitted or for which payment is owing, shall pay interest on said amount at a rate determined by the Board of Directors from time to time, from the date determined for its payment until the date of actual payment; however, the Board of Directors may waive payment of the interest, in part or in whole.

37.
If the Board of Directors deems fit, it may receive moneys from a shareholder who wishes to make early payment for amounts that have not yet been called, or for which the payment date has not yet arrived, and which have not yet been discharged in respect of his shares, or part hereof; and unless agreed otherwise with the shareholder, the Company may pay interest on the moneys advanced in said manner, or on part thereof, until the date on which the moneys were to have been paid had they not been paid in advance, at a rate agreed upon between the Board of Directors and the shareholder, and the Board of Directors may at any time, so long as the payment date has not yet arrived, return the amount advanced as aforesaid to said shareholder.

38.	This chapter shall apply, mutatis mutandis, to any right to purchase or sell shares in the Company, subject to the terms of issue of said right.

Forfeiture and Encumbrance

39.
If a shareholder has not paid any call or rate of payment on or before the date set for payment thereof, the Board of Directors may, at any time thereafter, so long as the call or the rate of payment are not discharged, to send a notice to said shareholder and to demand that he pay them with interest accrued and all expenses that the Company incurred in connection with such failure to discharge.

40.
The notice shall set a date (which shall be at least ten business days after the date of the notice) and a place or places where said call or payment shall be paid, with interest and expenses as aforesaid.  The notice shall also indicate that in the event of non-payment on the date set therefor or prior thereto and at the place indicated in said notice, the shares for which the call was made or in respect of which said payment date has passed may be forfeited.

41.
If the demands included in said notice are not met, then at any time thereafter, prior to payment of said call or installment, the interest and the expenses owing on account of the shares, the Board of Directors may by decision forfeit the shares in respect of which notice was given as aforesaid.  Such forfeiture shall include all dividends announced in respect of the forfeited shares which have not actually been paid prior to the forfeiture.

42.
Every share so forfeited shall be deemed the property of the Company and shall become a dormant share, and the Board of Directors shall be entitled, in accordance with the provisions of these Articles and subject to the provisions of any law, sell, reissue or transfer them in another manner as it deems fit.

43.
The Board of Directors may, at any time prior to sale, reissue or other transfer of every share so forfeited, to cancel the forfeiture in a manner and under terms that it shall determine at its absolute discretion, in which event said share shall cease to be a dormant share.

44.
Every shareholder whose shares have been forfeited shall cease to enjoy any right in connection with the forfeited shares, but in spite of this he must pay immediately to the Company all of the calls, installments, payments, interest and expenses owing on account of these shares or for them on the date on which forfeiture is executed, as well as interest on those amounts from the date of forfeiture until the date of execution of all payments (including interest and expenses as aforesaid), at a rate that shall be determined by the Board of Directors; provided, that in any case in which the shares forfeited are resold, the debt of the shareholder whose shares were forfeited shall be reduced to the net amount (after deduction of any taxes and the Company’s expenses incurred in selling the forfeited shares) received in fact from their resale.

45.
The provisions of these Articles regarding forfeiture of shares shall apply also to cases of non-payment of a fixed amount the payment date of which is predetermined, according to the terms of issue of the share or according to the terms of allotment of the share, whether on account of the par value or as a premium, as if this amount to be paid were a call which was sent and notice of it given lawfully.

46.
The Company shall have the first and fundamental right to place an encumbrance on any shares registered in the name of any shareholder, except fully paid-up shares, and on any revenue from the sale thereof, for discharging the debts and obligations of said shareholder to the Company, whether alone or jointly with any other person, for shares which the Company issued to him, whether or not the date of discharge of these debts or the date of performance of these obligations has arrived, and no equity rights in respect of said shares shall be created.  Said encumbrance shall apply to all dividends announced from time to time in respect of those shares.

47.
To realize said encumbrance, the Board of Directors may sell the encumbered shares in a manner which it deems fit, at its discretion; however, no share shall be sold unless the shareholders or executors of their estates receive written notice stating that the Company intends to sell said shares, and the shareholder or executors of his estate, as the case may be, have not paid the above debts or have not fulfilled the above obligations within ten days from the date of sending said notice.

48.
The net revenue (after deduction of any taxes and the Company’s expenses incurred in selling the shares) from any such sale shall serve to discharge said debts to perform said obligations of the shareholder, including the debts and obligations the time for discharge or performance of which has not yet transpired, and the surplus, if any, shall be paid to the shareholder or to the executors of his estate.

49.
In the event of a sale after forfeiture or a sale to realize an encumbrance under these Articles, the Board of Directors may appoint a person to sign a deed of transfer of the shares sold, and to direct that the buyer be registered in the Register as the holder of the shares sold, and the buyer shall bear no duty to verify that these actions are done properly, nor shall it be his concern for which purposes the moneys from the sale were expended; after his name is registered in the Register in respect of these shares, the validity of the sale shall be unassailable, and the only remedy of any person harmed by the sale shall be in filing a claim for damages from the Company alone.

Transfer and Delivery of Shares

50.	Transfer of shares in the Company shall be effected in the following manner:

(One)	Transfer of a Share Warrant duly issued under these Articles shall be effected by delivery of the Share Warrant to the transferee.

(Two)
Any other transfer of shares in the Company shall be done against delivery of a share transfer deed in the wording specified in Article 52 below, which includes all particulars, and the signatures of the transferor, the transferee and witnesses to their signatures.

51.
Once a transfer of shares is effected in accordance with Article 50.2 above, the transferor shall be deemed to remain the holder of the share until the name of the recipient of the share is registered in the Register of members in respect of the transferred share.

52.	The following provisions shall apply to a share transfer under Article 50 above:

(One)	The transfer deed of the share shall be worded as follows, or in as similar a manner as possible or in an ordinary or accepted form that shall be approved by the Board of Directors:

“I, __________________________ (I.D. number/Company registration number _________________________)(hereinafter: “the transferor”), in consideration of the sum of USD_________________ paid to me by _________________________ whose address is _______________________________________ (hereinafter: “the transferee”), hereby transfer to the transferee _________ shares [from _________ to ___________ inclusive] of Top Image Systems Ltd., to be in the possession of the transferee, the executors of his estate, his guardians and representatives, according to all of the terms under which I held them immediately prior to signing this deed, and I, the transferee, hereby agree to receive the above shares according to the above conditions.

In witness whereof we have signed this ____th day of _______, ________.

_______________________ __________________________ Transferor Transferee _______________________ __________________________ Witness to transferor’s signature Witness to transferee’s signature”

(To the extent that the transferor or transferee is a corporation -- a confirmation of an attorney or accountant or other person acceptable to the Company should be added, regarding the authority of the persons signing the deed on behalf of the corporation to execute or to receive the transfer.)

Unless approved by the Board of Directors, the share transfer deed shall relate only to one class of shares.

(Two)
Any document (including the certificate for the transferred share) required by the Board of Directors in connection with the transfer should be submitted together with the share transfer deed.  If the share transfer is approved, all said documents shall remain in the possession of the Company.  If the share transfer is not approved, said documents shall be returned to the person who submitted them, if he so requests.

(Three)	The Board of Directors may:

(a)	Refuse to register the transfer of a share that has not been fully paid up.

(b)
Not recognize a share transfer deed until the certificate of the transferred share and other particulars necessary to prove the right of the transferor to transfer the share are attached thereto.  Transfer deeds which are registered shall remain in the possession of the Company, but any transfer deed that the Board of Directors refuses to register shall be returned to its sender at his demand.

(c)	Not recognize a share transfer deed until it receives payment for registration of the transfer in accordance with Article 53 below.

(Four)
Should the Board of Directors refuse to approve a transfer of shares, it shall notify the transferor to this effect no later than seven (7) days after the date on which the transfer deed and the share certificate were received by the Company.

53.	Notwithstanding the provisions of Article 52 above:

The Company shall change the registration of ownership of shares in the Register of shareholders in each of the following instances:

(1)	A court order to amend the Register is sent to the Company;

(2)	The conditions under law for endorsement of the right are proved to the Company.

54.
The Company may destroy share transfer deeds after six years have passed from registration of the transfer, and cancelled share certificates after three years of their cancellation; it shall be presumed prima facie that all the transfer deeds and certificates that were destroyed were fully valid, and that the transfers, cancellations and the registrations effected by virtue thereof were lawful.

Chapter D: General Meetings

Convening of General Meetings

55.
An annual meeting shall be convened at least once every calendar year, and no later than fifteen months after the preceding annual meeting, to deliberate on the financial reports, appointment of directors, appointment of an auditing accountant, and any other matter which the Board of Directors places on the agenda of the annual meeting, at a time and place that the Board of Directors shall determine.

56.
Except if explicitly determined otherwise by a competent court, the provisions of these Articles shall apply, mutatis mutandis, to the notice and conduct of a general meeting convened at the order of the competent court, of a general meeting duly convened other than by the Board of Directors, and of the voting at these meetings.

57.
Subject to the provisions of the Companies Law, every general meeting shall be convened at a place where the Board of Directors directs, or, if the Board of Directors did not determine the place of the meeting, at a place directed by the Chairman of the Board of Directors. If the place of the meeting is not set by the Board of Directors or by the Chairman of the Board, the meeting shall be convened at the Office.

58.	The Board of Directors shall convene an extraordinary meeting by its decision or otherwise as provided for by the Companies Law.

59.
The agenda of the general meeting shall be set by the Board of Directors and also shall include those issues for which the convening of an extraordinary meeting was demanded as mentioned in Article 58 above.

Notices regarding Convening a General Meeting

60.	A notice regarding a general meeting shall be sent in accordance with the dates required according to the applicable law.

61.
The notice shall state the time and place of the meeting, the agenda, the decisions proposed and arrangements for voting by proxy card, if the issues on the agenda of the meeting include those on which the shareholders may vote by proxy under law or these Articles.

62.
When the Company has grounds to assume that an address provided to it by a shareholder is no longer his address, said shareholder shall be deemed not to have provided the Company with his address in each of the following instances:

(One)
When the Company has sent him a letter by registered mail to said address, in which he is asked to confirm that said address is still his address, or to notify the Company of a new address, and the Company receives no answer within 30 days from the date on which the Company posts the aforesaid letter at the post office.

(Two)
When the Company has sent him at said address a letter by registered mail and the Postal Authority (including any postal service outside Israel), upon returning the letter or without doing so, notifies the Company that the letter was not delivered to him at said address because he is not known at that address or for any other similar reason.

63.	Subject to any law:

(One)
The Company may send any notice or document to a shareholder by delivering them to him personally or by sending them by post to the address which he provided to the Company.  If the notice has been sent by post, it shall be deemed duly sent if the letter containing the notice bears the address which the shareholder provided to the Company, and it is given to the postal service duly stamped; unless the contrary is proved, it shall be deemed delivered within 72 hours from its posting by the Company with the postal service when the address is in the USA, and within six days of its posting by the Company with the postal service when the address is outside USA.

(Two)	The Company may send any notice or document to a shareholder by giving it to him in any other manner in writing, provided that doing so is not prohibited by law or rule of the Exchange.

(Three)
A written confirmation signed by a director or the secretary or the stock transfer agent representative regarding sending a written notice or giving notice in any of the manners specified in Articles 63.1 and 63.2 above, shall be deemed conclusive evidence regarding every particular included therein.

(Four)
A notice regarding a general meeting shall be sent in one of the above ways to every person who has the right to a share upon the death or bankruptcy or winding up of a shareholder, and who would have been entitled to receive notice of an annual meeting had such circumstances not occurred.

(Five)
Every shareholder may waive his right to receive notice or his right to receive notice at a particular time, and may agree that the general meeting shall be convened and shall take decisions even without his having received notice thereof or without having received notice thereof within a particular time period, subject to the provisions of any law which forbid such waiver or consent.

64.	The Company may give notice to the joint owners of a share by notice to the joint owner whose name is listed first in the Register of shareholders with regard of said share.

65.
Every document or notice sent by the Company according to the provisions of these Articles shall be deemed duly sent despite the death, bankruptcy or winding up of said shareholder (whether or not the Company knew thereof), so long as someone else is not registered in lieu of the shareholder in the Register, and delivery or sending as aforesaid shall be deemed adequate in all respects with regard to any person who claims a right in said shares.

Decisions at General Meetings

66.
No deliberation at a general meeting may be commenced unless a legal quorum is present at the time it is commenced.  Except in cases in respect of which these Articles determine otherwise, or according to any law or the order of a competent court, a legal quorum shall be deemed to be the attendance of at least two shareholders, themselves or by their representatives or by proxy card, who hold in the aggregate at least thirty three percent and one third (33 ⅓%) of the voting power in the Company.

67.
If, after one-half hour has passed from the time set for the general meeting, there is not a legal quorum present, the meeting shall be automatically postponed to the same day one week hence, at the same time and place as set for the original meeting (with no need for any notice to the shareholders), or to a later date if said date is indicated in the prior notice of the general meeting or if the Company has sent to the shareholders a prior notice of no less than 72 hours before the date set for the postponed meeting.

68.	If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

69.
The Chairman of the Board of Directors shall serve as chair of every general meeting of the Company.  If there is no chair of the Board of Directors, or the Board did not determine that another individual shall chair the meeting as aforesaid, or if the intended chair was not in attendance 15 minutes from the time set for the meeting, or if he refuses to chair the meeting, the shareholders present at the meeting shall elect, by themselves or through their representatives one of the Directors to act as chairman, and if only one Director is present, he shall act as chairman. If no Directors are present or if they all refuse to chair the meeting, the shareholders shall elect a shareholder or a representative present at the meeting as chair of the meeting.

70.
The chair of the meeting may, with the consent of a meeting in which legal quorum is present, postpone the meeting from time to time and from place to place, and he must postpone it as aforesaid if the meeting directs him to do so.  At a postponed meeting as aforesaid only those matters shall be discussed which were on the agenda of the original meeting and the discussion of which was not concluded or was not commenced.  No notice need be given regarding the postponement and the matters on the agenda of the postponed meeting.

71.	A decision at the general meeting shall be taken by a poll of shareholders who are in attendance and who take part in the voting, by themselves, by an agent or by proxy card.

72.
Unless otherwise prescribed in these Articles or under applicable law, all decisions of the general meeting require a simple majority of the total number of votes at the meeting.  Any amendment of these Articles and/or the Company Memorandum of Incorporation and/or any decision winding up of the Company, shall require a majority of seventy-five per cent (75%) of the total number of votes in the meeting and all other rules shall apply mutatis mutandis with regard to such vote.

73.	Every shareholder present, either himself or by a representative, has the right to one vote for each share which he owns and which grants him voting rights, regardless of its par value.

74.
An announcement by the chair that a decision was taken unanimously or by a particular majority or was rejected shall constitute prima facie evidence of its contents.  An announcement as aforesaid and a note recorded to this effect in the minutes of the Company shall constitute testimony to their contents, and there shall be no need to prove the number or proportion of votes in favor of or against the decision.

Voting of Shareholders by a Representative or Agent

75.
A corporation which is a shareholder in the Company may authorize, by a decision of its directors or of another managing body, an officer in the corporation as its representative at any meeting of the Company. A person so authorized may use, on behalf of the corporation, the same powers that the corporation itself would have been able to use were it a flesh and blood shareholder in the Company.

76.
A shareholder who is a minor, and any shareholder whom a competent court has declared incompetent may vote only through his guardian, and any guardian as aforesaid may vote by means of a representative.

77.
In the case of joint shareholders, the view of the head of the joint shareholders, given by himself, his representative, his agent or by proxy card shall be controlling, and the views of the other joint owners shall not be considered.  For the purposes of this Article, the head of the joint owners shall be the shareholder whose name appears first in the Register in respect of the relevant share.

78.
A shareholder may appoint an agent to vote in his place.  Such an agent is not required to be a shareholder in the Company himself. Appointment of an agent shall be in writing, signed by the appointing shareholder or his representative authorized to this end, and if the appointing shareholder is a corporation, then by the person or persons authorized to bind the corporation by their signature.

79.
The document appointing a voting agent (hereinafter: “the writ of appointment”) and a power-of-attorney (if such exists) by virtue of which the writ of appointment was signed, or a copy thereof confirmed to the satisfaction of the Board of Directors, shall be deposited at the Office or at the intended location of the general meeting at least 48 hours prior to the time set for the beginning of the meeting at which the person mentioned in the document is to vote, or shall be delivered by hand to the chair of the meeting at the beginning of the meeting; however, the chair of the meeting may waive this requirement regarding a particular meeting.

80.	A shareholder who holds more than one share may appoint more than one agent, subject to the following provisions:

(One)	The writ of appointment shall indicate the class and the number of the shares for which it is given;

(Two)
If the total number of shares of a particular class stated in the writ of appointment given by a single shareholder exceeds the total number of shares of that class which he holds, all deeds of appointment given by that shareholder shall be invalid;

(Three)
If only one agent is appointed by a shareholder and the writ of appointment does not indicate the number and class of shares for which it is given, the writ of appointment shall be deemed to have been given for all shares held by the shareholder as of the determining date for entitlement to participate in and vote at the meeting (if the writ of appointment is given for a particular meeting) or for all shares held by the shareholders on the day of deposit of the writ of appointment with the Company, or on the date it is delivered to the chair of the meeting, as the case may be.  To the extent that the writ of appointment is given for a number of shares fewer than the number of shares held by the shareholder, the shareholder will be deemed to have abstained from voting his remaining shares, and the writ of appointment shall be valid for the number of shares indicated therein.

81.	Every writ of appointment of an agent, whether for a specifically noted meeting or otherwise, shall be in the following form, as far as the circumstances permit:

“I, _________________________(I.D. number/Corporate registration no.) of _____________________________, as a shareholder in Top Image Systems Ltd., hereby appoint __________________________ (I.D. number/corporate registration no.______________________) of ____________________________ or, in his/her absence, _______________________________ (I.D. number/corporate registration no.____________________) of _____________________________ or, in his/her absence ______________________________________ (I.D. number/corporate registration no. ___________________________), to vote for me and in my name in respect of ______________ class _______ shares held by me, at the (annual/extraordinary) meeting of the Company, which shall be held on _______ of the month of _____________, ______________(year).

In witness whereof I have set my hand hereto on this _____th day of ____________, _________ (year).”

82.
A vote in accordance with the instructions in a document appointing an agent shall be valid despite the death of the appointing shareholder or the annulment of the power of attorney or transfer of the share for which he voted as aforesaid, unless written notice of said death, cancellation or transfer is received by the Company or the chair of the meeting, prior to the time of the vote.

Voting by Proxy Card and Delivery of Position Notices

83.
A shareholder may vote his shares in any matter raised on the agenda of a shareholders meeting through a proxy card, in a form determined by the Board of Directors and attached to the notice provided to shareholders with regard to any meeting.

84.	Subject to the provisions of the Companies Law and provisions established thereunder, from time to time, the Board of Directors may from time to time and at its absolute discretion:

(One)
Determine, update and change procedures as determined by the law or in Article 83 herein above, on any matter related to voting of shareholders by proxy cards or to sending of position notices to shareholders in the Company, including in respect of any matter specified in this regard in the Companies Law and including with respect to the format of such proxy cards or position notices.

(Two)
Determine, update and change matters on which decisions at the general meeting may be taken by way of proxy cards as determined by the law or in Article 83 herein above, and to change said matters determined by it.

(Three)	Establish, update and change procedures in respect of voting by means of proxy cards at some or all class meetings, and in respect of sending position notices to shareholders of particular classes.

Chapter E: The Board of Directors

Appointment and Removal of Directors

85.
So long as the general meeting does not determine otherwise, the number of members of the Board of Directors shall be not less than five (5) but not more than eleven (11) to be determined according to the following Articles.

86.	The Directors of the Company, except for external directors, shall be elected by the general meeting, either at an annual or an extraordinary meeting.

87.
The general meeting may remove a director, including a director appointed by the Board according to Article 90 below, with or without cause before the end of his term at any general meeting (whether an annual or extraordinary meeting), provided that the Director is given a reasonable opportunity to present his position to the general meeting.

88.
So long as the Company is required under law to appoint external directors, the general meeting of the Company, both at an annual meeting and at an extraordinary meeting, may appoint external directors, in a number and manner and under terms stipulated by law.

89.
Except for external directors, the tenure of a director appointed by the general meeting shall begin on the date determined by the general meeting and shall end: (i) on the date of the subsequent annual general meeting; or (ii) on another date as determined by the general meeting; provided however, that in the event that the general meeting does not elect at least the minimum number of directors under these Articles, then the outgoing Board of Directors shall continue its tenure until the general meetings elects at least such minimum number of directors.

90.
Without derogating from the provisions of Articles 85 to 89 above, in addition to directors appointed by the general meeting, the Board of Directors of the Company is authorized to appoint additional directors at its discretion, provided that the number of directors after such appointment shall not exceed the maximal number stated in Article 85 above. To eliminate any doubt, the Board of directors may, at anytime, appoint additional directors as aforesaid even if, for any reason, the number of directors serving, at the time of such appointment(s) is less than the minimum prescribed under these Articles.

91.
The tenure of a director appointed by the Board of Directors shall begin on the date determined by the Board of Directors and shall end on the date determined in the resolution regarding his appointment or on the date which the annual general meeting is convened, whichever is earlier.

92.
Without derogating from the provisions of any law or from the authority of the general meeting as determined in these Articles, the Board of Directors shall be authorized to remove a director appointed by the Board from office for any reason.

93.
Every replacement, appointment or reappointment of a director under Articles 90 to 92 above shall be done by majority vote of the directors present and voting at a meeting of the Board of Directors at which the issue was placed on the agenda.

94.	Subject to the provisions of any law, a director who has ceased serving is competent to be reappointed.

95.	Subject to the provisions of any law, the tenure of a director (including that of an Alternate Director ) shall expire automatically in any of the following instances:

(One)	On his death;

(Two)	If he is declared incompetent;

(Three)	If he is declared bankrupt;

(Four)
If he resigns from office by written notice to the Company, to the Chairman of the Board of Directors or to the Board, whereupon his tenure shall expire on the date of delivery of such notice or at such later date as determined in the notice as the effective date of the resignation.

(Five)	If his tenure ends under Articles 89 or 91 above, or if he is dismissed under Articles 87 or 92 above;

(Six)	If a Director is convicted in a final judgment of an offense as a result of which a person may not serve as a director.

96.
If no Director is appointed, or if no appointment of any Director enters into force, or if a Director position becomes vacant, the remaining Directors may act in any manner, so long as their number is no less then the minimum number of directors stipulated in Article 85 above.  Should the number of directors fall below said minimum, the Directors may not act except in urgent cases, or for the purpose of convening a general meeting or the appointment of additional Directors under Article 90 above.

Alternate Director

97.
A Director may at any time appoint a deputy (“Alternate Director”), who is qualified to be appointed as a Director in the Company (except if such person is serving at the time as a Director, an alternate or other director,). So long as an appointment of an Alternate Director is in force, he shall be entitled to participate in every meeting of the Board of Directors from which the appointing Director is absent, in the name and in place of the appointing Director, and may make use, subject to the provisions of the writ of appointment under which he was appointed and which was given to the Company, all powers held by the Director and shall act as his alternate (except for the power to appoint a deputy for himself).

98.	An Alternate Director shall not serve as an alternate director of more than one Director.

99.
The appointment of an Alternate Director shall be effected by a writ of appointment which he shall deliver to the Company, and shall enter into force after depositing the writ of appointment with the Company or on the date determined in the writ of appointment, whichever is later.

100.
A Director who appoints an Alternate Director may annul the appointment at any time. The position of the Alternate Director shall also become vacant whenever the Alternate Director notifies the Company in writing of his resignation from his tenure as an Alternate Director, or whenever the tenure of the director who appointed him as his deputy ends, in any manner, or whenever his tenure shall expire according to law or the provisions of these Articles.

101.	Every appointment and nullification of an appointment of an Alternate Director shall be effected by written notice delivered to the Company.

102.	[Reserved]

103.	[Reserved]

104.	[Reserved]

105.	[Reserved]

Remuneration of Directors

106.
A Director is entitled to receive remuneration, benefits and reimbursement for expenses from the Company to the extent permitted by the law, subject to the approvals required under law and according to the procedures detailed therein.

Chairman of the Board of Directors

107.
Subject to the provisions of any law, the Board of Directors shall elect, from time to time, one of the Directors to serve as Chairman of the Board, and may remove the Chairman and appoint another Chairman in his place.

108.
The Chairman of the Board of Directors shall have all powers, rights and authorities given to him under these Articles or under law and subject to any restrictions and qualifications in these Articles or under law.  Without derogating from the generality of the aforesaid, the Chairman of the Board of Directors is entitled to any power or authority necessary to carry out his functions and to use his rights and authorities effectively, including the power to act in the name of and in place of the Company.

109.
Without derogating from any of the aforesaid, and unless otherwise expressly provided, the chairman of the meeting of the Board of Directors, whether the Chairman of the Board of Directors or any other director chosen to serve as chairman of the meeting, shall not have an additional or casting vote.

Convening and Conduct of Meetings of the Board of Directors

110.
The Board of Directors shall convene for meetings according to the needs of the Company, and no less than once every three months.  The Chairman of the Board of Directors may convene the Board at any time.

111.	The Board of Directors shall be convened as follows:

(1)	According to the decision of the Chairman of the Board of Directors at any time;

(2)	At the request of two directors;

(3)	In any other case in which the Chairman of the Board of Directors bears a legal duty to convene the Board of Directors.

112.
If the Chairman of the Board of Directors does not convene the Board within 10 business days of the date on which he was required to convene a meeting as detailed in Article 111 (2) and (3) above, anyone authorized to demand such meeting may convene a Board meeting which shall address only the issues detailed in any demand.

113.	The agenda of the meeting of the Board of Directors shall be set by the Chairman of the Board and shall include issues as determined by the Law.

114.
Subject to the provisions of any law, the Board of Directors may conduct meetings, hold votes and take decisions, among other things, by means of telecommunications (including by means of several types of telecommunications media, and including in a manner in which part of the directors are present in person at the place of the meeting and the remaining directors participate in the meeting are present by means of telecommunications media), as permitted by applicable law.

115.	The legal quorum for opening a meeting of the Board of Directors shall be a majority of the number of directors.

116.
The Board of Directors may take a resolution without actually convening, provided that all of the directors entitled to participate in the discussion and to vote on the matter brought for decision have so agreed, and said  resolution shall have the same force for any purpose as if it had been taken at a duly convened and conducted meeting of the Board, and may be taken by a simple majority.

117.	The Chairman of the Board of Directors shall have minutes recorded of the decisions taken without convening the Board of Directors as aforesaid and shall sign them.

118.	At all votes of the Board of Directors each Director shall have one vote.

119.	Decisions of the Board shall be taken by an ordinary majority of the Directors who voted on the agenda item being decided.

120.
Every act done by or according to a decision of the Board of Directors, or by or according to a committee of the Board of Directors or by a director in his capacity as such, shall be valid even if it turns out afterward that there was some defect in the election of the directors, or that all or any one of them were legally unqualified, as if each of them were duly elected and had all the necessary qualifications for being a director, an Alternate Director, or a member of said committee, as the case may be.

Notices of Board Meetings

121.
A notice of a meeting of the Board of Directors to be convened by the Chairman of the Board shall be delivered in writing a reasonable time before the date set for the meeting, unless a majority of the members of the board, due to the urgency of the matter on the agenda of the meeting, agree to the convening of the meeting without notice.

122.
A notice of a Board meeting shall be sent to every director.  If a director has appointed an Alternate Director for himself, the notice shall be sent solely to the Alternate Director (unless the writ of appointment by virtue of which the Alternate Director was appointed directs otherwise).  A notice delivered to an Alternate Director shall be deemed a notice delivered to the director who appointed them.

123.
A notice of a meeting of the Board of Directors shall be deemed delivered at the following times two business days if sent by registered mail; or upon delivery if delivered by hand; or one business day if sent by facsimile or electronic mail;

The address of the director and the other particulars necessary for communication with him for the purpose of sending notices shall be the information appearing in the Register of Directors which the Company maintains, or of which he notified the Company in a written request that is used for the purpose of sending notices.

124.	A notice of a meeting of the Board of Directors shall include reasonable details as required by the law as well as relevant ancillary material.

125.	[Reserve]

Powers of the Board of Directors

126.
The Board of Directors shall formulate the policy of the Company, and shall oversee the execution of the functions and actions of the Chief Executive Officer. The Board of Directors shall have the powers and authority necessary, in the view of the Board, to carry out its functions fully and effectively.

127.
Without derogating from the generality of the provisions of Article 126 above, the Board of Directors may use all powers and authorities, and my take all actions or do any deeds available to it under law or contract or under these Articles or under the Memorandum of Incorporation of the Company.

128.	The Board of Directors may instruct the Chief Executive Officer how to act in respect of a particular matter.

129.
The power of the Board of Directors shall be subject to law, to these Articles, to the Memorandum of Incorporation of the Company and to any regulation promulgated by the Company at the general meeting, to the extent that it does not contradict said provisions or Articles, provided that no such regulation shall annul the legal force of any act done prior thereto by the Board of Directors or pursuant to its decisions which would have been legally valid had said regulation not been promulgated.

130.
For the exercise of the general powers granted to the Board of Directors, and without limiting or constricting to any degree said powers or any one of them, it is hereby declared explicitly that the Board of Directors shall have the following powers:

(One)
The Board of Directors may, from time to time, appoint by majority decision one or more persons (whether or not he is a member of the Board) as Chief Executive Officer of the Company, either for a set period or without limitation in time, and may from time to time (taking into account the terms of any contract between him or them and the Company) release him or them from their office and appoint another person or other persons in his or their place.

(Two)
Subject to any law, the compensation of the Chief Executive Officer shall be determined from time to time (taking into account the terms of any contract between him and the Company) by the Board of Directors, and may be in the form of a fixed salary, a commission on dividends, profits or revenues of the Company or of any other company in which the Company has an interest, or by sharing in such profits, or by one or more of these methods or in any other manner that the Board of Directors deems fit.

(Three)	The Board of Directors shall determine the compensation of the auditing accountant of the Company for the services rendered by him.

(Four)	The Company may issue redeemable securities on terms determined by the Board of Directors of the Company.

(Five)	The Board of Directors of the Company may attach to such redeemable securities the characteristics of shares, including voting rights and the right to share in profits.

(Six)
The Board of Directors may decide on allotment of non-par value shares; in the event that non-par value shares are allotted, only their number shall be noted in the Articles, and the provisions of the Companies Law dealing with the registered or issued capital shall apply, with the necessary changes.

Committees of the Board of Directors

131.
The Board of Directors may, from time to time, form committees, appoint members of such committees from among the Directors and determine, subject to the provisions of any law, the powers of the Board of Directors to be delegated to the Board committees; and may, from time to time, cancel said delegation of powers, in part or in whole, and cancel any of said Board committees.

132.	Every Board committee must, in using its powers, follow the instructions of the Board of Directors.

133.
Subject to Article 135 below, the meetings, decisions and actions of the Board committees shall be conducted and convened according to the provisions of these Articles in respect of convening and conduct of the meetings, decisions and actions of the Board of Directors, with the necessary changes.

134.
Subject to the provisions of any law and notwithstanding the aforesaid in Article 133 above, the Board of Directors may, from time to time, establish procedures and directives in respect of convening and conduct of meetings, decisions and actions of the Board committees.

135.	The Board of Directors shall appoint from among its members an Audit Committee, the composition and functions of which shall be in accordance with the provisions of law and rules of the Exchange.

The quorum for convening a meeting of the Audit Committee shall be a majority of the members of the Audit Committee, provided that a majority of the members present are Independent Directors and at least one of them is an External Director.

Chapter F: The Chief Executive Officer and other Officers

The Chief Executive Officer

136.
The Chief Executive Officer is responsible for the day-to-day administration of the Company’s affairs, in the framework of the policy determined by the Board of Directors and subject to its instructions.

137.
The power of the Chief Executive Officer shall be subject to the provisions of any law, to these Articles, to any regulation promulgated by the Company at the general meeting to the extent it does not contradict said provisions or Articles, and any directive or rule determined by the Board of Directors from time to time, provided that no regulation, directive or rule as aforesaid shall cancel the legal validity of any act taken prior thereto by the Chief Executive Officer or pursuant to his decisions which would have been legally valid had said regulation not been promulgated or had said directive or rule not been determined.

Insurance and Indemnity of Officers

138.	The Company may, from time to time and subject to the provisions of any law:

(One)
Enter into a contract for insuring the liability of an Officer, in part or in whole, for an obligation imposed on him as a result of an act or omission performed in his capacity as an Officer, under any circumstances with respect to which the Company may, or will be able to insure an Officer of the Company.

(Two)
Indemnify an Officer of the Company for a debt or expense imposed on him as a result of an act performed by him in his capacity as an Officer with regard to circumstances with respect to which the Company may, or will be able to indemnify an Officer of the Company.

(Three)
The Company may indemnify an Officer as specified in sub-Article 138.2 above, either retroactively or undertake to indemnify an Officer in advance. An undertaking to indemnify an Officer shall be limited to the type of events that the Board of Directors deems that it is possible to expect at the time of granting the undertaking, and to an amount that the Board of Directors determined is reasonable in the circumstances.

(Four)	The Company may indemnify any person as permitted in Section 56H(b)(1) of the Securities Law.

(Five)
All of the above provisions shall be limited to the extent permitted by the law, and in no event shall an Officer be entitled to insurance, indemnification or an exemption with regard to events for which the law prohibits the provision of insurance and indemnification.

139.
The above provisions neither intend, nor shall they be construed, to limit the Company in any manner whatsoever in respect of its entering into a contract of insurance, exemption or indemnity with respect to those who are not Officers in the Company, including employees, contractors or advisors of the Company who are not Officers therein to the extent permitted by law;

Signing in the Name of the Company

140.
Every signature in the name of the Company shall be effected by the person authorized to do so under law, according to these Articles or according to a decision of the Board of Directors, and shall be accompanied by the Company seal or a seal in the name of the Company.

Chapter G: Minutes, Records and Accounting Books

141.	The Board of Directors shall see to it that minutes are properly recorded in books prepared for this purpose, regarding:

(One)
The names of the members of the Board of Directors present at any meeting of the Board of Directors and at every meeting of a Board Committee (including in every decision of the Board of Directors or any of its committees which was taken without actually convening).

(Two)	The proceedings at the general meetings, Board of Directors’ meetings and Board Committee meetings, including resolutions taken without actually convening.

(Three)	The results of votes taken at any meeting and resolutions adopted at such meetings.

142.
All such minutes of a meeting of the Board of Directors or of any of its Committees, or of the general meeting of the Company, which purports to be signed by the Chairman of the meeting or by the chairman of the subsequent meeting, shall be prima facie evidence of its contents.

143.	The Company shall preserve the minutes mentioned in this chapter as required by law.

144.	The Company shall keep books and records as required by any law.

145.	The Company shall keep books and shall prepare financial reports in accordance with the applicable law.

Chapter H: Audit

Auditing Accountants

146.	At least once a year the financial reports of the Company shall be audited by an auditing accountant or accountants who will render their opinion thereon.

147.
The Company shall appoint at an annual meeting an auditing accountant or accountants who will serve until the next annual meeting; however, the annual meeting may appoint an auditing accountant for a longer period, which shall not exceed three years.

148.	The compensation of the auditing accountant for the audit shall be determined by the Board of Directors or by the Audit Committee, if it is so authorized by the Board of Directors.

Chapter I: Capital Funds, Distribution, Bonus Shares and Decrease of Capital

Capital Funds

149.
The Board of Directors may, at any time, set aside from surplus accounts amounts as it deems fit, as a reserve fund for distribution of dividends, for distribution of bonus shares, for purchase of securities in the Company or for any other purpose which it deems fit.  In addition, the Board of Directors may direct the manner of administration and use of the amounts in any fund or part thereof, including use of the amount of the fund or part thereof in the Company’s business, without having to maintain them separately from the other assets of the Company.

150.	The Board of Directors may transfer, from time to time, sums set aside to a reserve fund as aforesaid to the surplus account.

151.
The Board of Directors may, from time to time, subject to the provisions of any law and these Articles, change the intended use of the amounts in any capital fund of whatever sort or the manner of its administration, or may split or consolidate capital funds, or may transfer the amount of any capital fund to the surplus account or to any other account on the Company’s books.  Notwithstanding the aforesaid, the Board of Directors may not transfer an amount from a share premium account except to share capital of the Company or for the purpose of reducing capital.

Distribution of a Dividend and Bonus Shares

152.
Every ordinary share shall grant its owner the right to receive dividends and bonus shares, if and when they are distributed, in proportion to the paid up par value of the shares, or that which is deemed paid up.

153.
A decision of distribution (as defined in the Companies Law) shall be taken by the Board of Directors. However, the Board of Directors, at its discretion, may transfer the decision in this matter to the general meeting.

154.
The Board of Directors may, from time to time, transfer to owners of securities issued by the Company which may be converted to or realized in the form of shares in the Company, bonus shares or dividends which the Company distributed during the period from the date of issue of said securities until the date of realization or conversion to shares in the Company.

155.	For the execution of any decision regarding distribution of a divided or bonus shares or acquisition of securities in the Company, the Board of Directors may:

(One)	Resolve as it best sees fit any difficulty that may arise in connection with such distribution and take all steps which it deems proper to overcome such difficulty.

(Two)
Issue certificates for share fractions or to decide that shares in the Company which entitle their owners to share fractions at a rate lower than that determined by the Board of Directors shall not entitle their owners in respect of said distribution, or sell share fractions and pay the net price (after deducting expenses of sale and any tax on the sale) to those entitled to them.

(Three)	Make any other arrangements that will be necessary in the view of the Board of Directors to enable the distribution or to make it more efficient.

156.
The Board of Directors may appoint trustees for shareholders who, during a period as determined by the Board of Directors, did not apply to the Company to receive dividends, bonus shares or any other right (as detailed in Articles 152 to 155 above (hereinafter: “Bonus”) which the Company issued or distributed to its shareholders in their capacity as such. Every action taken by said trustees, and any contract between the Board of Directors and the trustees, shall be valid and shall bind the shareholders for whom the trustees were appointed.

157.
Said trustees shall be appointed for the purpose of realizing, collecting and receiving a Bonus, but may not transfer the Bonus or part thereof or grant any rights in the Bonus or use it, an may not vote any securities in the Company which were included in the Bonus.

158.
The trustees shall transfer the Bonus, including any earnings thereon and after deduction of their fees as determined by the Board of Directors, to the shareholders entitled to the Bonus as promptly as possible after receiving the shareholder’s first written demand, subject to verification of the identity of the shareholder and all terms of the Bonus to which he is entitled in accordance with procedures determined by the Board of Directors.  The relevant provisions of these Articles with regard to transfer of rights, shall apply to transfer of the Bonus, with the necessary changes.

159.
The Board of Directors may determine from time to time the manner of payment of dividends or distribution of bonus shares, and related arrangements, with respect to the various classes of shareholders.  Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividends or moneys for shares by sending a check by registered mail, and if the bonus, in part or in whole, is an asset or right, by sending by registered mail any document attesting to or creating said right, to the address of the shareholder as listed in the Register. Every said posting of a check or document shall be done at the risk of the shareholder.

160.
The Board of Directors may withhold any dividend, bonus, rights or amounts to be paid for shares in respect of which the Company has an encumbrance/a lien, and may use the proceeds of realization to discharge the debts in respect of which the Company has such encumbrance/lien.

161.
The Board of Directors may decide that the bonus shares shall be of the same class of shares held by the shareholders, participating in the distribution of bonus shares, or of a different class of shares regardless held by the aforesaid shareholders or a combination of the two classes.

162.
A transfer of shares shall not grant the transferee the right to a dividend or to any other distribution announced after said transfer but before registration of the transfer in the Register, provided that if the transfer of shares requires approval by the Board of Directors, the date of approval shall come in place of the date of registration of the transfer in the Register.

163.
In the case of a dividend the payment of which was not demanded within seven years from the date of the decision to distribute it, the person entitled to it shall be deemed to have waived it and it shall revert to the ownership of the Company.

164.
The Board of Directors may deduct from any dividend, grant or other moneys to be paid to a shareholder (including to a person who is one of several joint owners of a share), any amounts owing from said shareholder which he must discharge (either by himself or jointly with another person) to the Company on account of payment demands or for any other debt which the shareholder owes to the Company in his capacity as shareholder.

165.
To the extent that several persons are registered as joint owners of a share, each of them may give the Company a valid receipt for any dividend, bonus shares paid or transferred in respect of the share or for any amount that the Company pays for acquiring the share, or for any other moneys or beneficial rights given in relation to or by virtue of said share.

Chapter J: Winding up, Merger and Reorganization

Winding up

166.
Subject to the provisions of the Companies Ordinance and the Companies Law, the general meeting may take a decision in respect of the winding up of the Company, provided that said decision is taken by the majority required by law or, absent a requirement by law, by a majority required to take decisions under these Articles. All of the procedures with regard to winding up shall be taken in accordance with the Companies Ordinance or the Companies Law as applicable.

Merger and Reorganization

167.	Merger of the Company shall be carried out in accordance with the provisions of any applicable law.

Exhibit B to the Proxy Statement

To:	Date: __________

___________

Dear ________,

SUBJECT: INDEMNIFICATION

Top Image Systems Ltd. (the "Company") has decided that it is in its best interests to retain and attract as directors and officers the most capable persons available, and such persons are becoming more reluctant to serve companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are a director and/or an officer of the Company serving as an “office holder” as such term is defined in the Israeli Companies Law, 1999 (“Office Holder”) and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

The audit committee of the Company (the “Audit Committee”), the board of directors of the Company (the “Board”) and the shareholders of the Company (the “Shareholders”) have resolved that the Company shall indemnify you as detailed below.

NOW, THEREFORE, in consideration of you continuing to serve the Company, the Company hereby undertakes to indemnify you as follows:

1.
Indemnification. The Company hereby undertakes to indemnify you, to the maximum extent permitted by applicable law and the Company’s Articles of Association, for all liabilities, losses, damages, costs and expenses (all referred to as “Damages”) incurred by or asserted against you relating to one or more of the events set out in Annex A to this letter (hereinafter: “Indemnifiable Events”), up to the amount determined in Section 5 below, and provided that the Damages result from one of the following:

1.1.
any financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by a court, or to the extent permitted by law and subject to approval by the necessary organs of the company a settlement approval by the Company with regard to a claim against you, in respect of any act or omission (“action”) taken by you in your capacity as a director, officer, and/or employee of the Company; and,

1.2.
all reasonable litigation expenses, including attorney's fees, expended by you or charged to you by a court in a proceeding or investigation instituted against you by an authority authorized to conduct an investigation or proceeding, which concluded without criminal charges being filed or without a fine being imposed in lieu of criminal prosecution, or which concluded without charges being filed but with a fine imposed regarding a crime which does not require proof of criminal intent, all in respect of actions taken by you in your capacity as a director, officer, and/or employee of the Company.

The above indemnification will also apply to any action (or omission) taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

2.	Without derogating from the aforesaid, the said indemnity shall not apply with respect to:

2.1.	Breach of your fiduciary duty to the Company except where you acted in good faith and with a reasonable basis to assume that the action in question would not harm the interests of the Company;

2.2.	Breach of your duty of care that is either intentional or reckless but excluding a breach of your duty of care that was committed negligently;

2.3.	An action (or omission) taken (or not taken) by you with the intent of unlawfully realizing personal gain;

2.4.	A fine or penalty imposed upon you;

2.5.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

2.6.	Any other action and/or circumstances for which the law does not allow indemnification.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtness”) and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require mens rea). Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtness you no longer hold the position leading to the liability for which indemnification is sought hereunder, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.
The total amount of indemnification that the Company undertakes towards you for the matters and in the circumstances described herein, in the aggregate, shall not exceed an amount equal to five million US Dollars (US$5,000,000)(the “Maximum Amount”).

168.
In the event that the Company is required to extend indemnification to any of its Office Holders, the Maximum Amount (or the balance thereof, if already partly disbursed) shall be divided among the Office Holders entitled to indemnification, pro rata, in accordance with the Damages incurred by each Office Holder and indemnifiable hereunder and the total amount of Damages incurred by all Office Holders and indemnifiable hereunder, all with respect to the same Indemnifiable Event(s).

6.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other that for amounts, which are in excess of the amounts actually paid by you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies) to which you are entitled to indemnification hereunder.

7.
Subject to the provisions of paragraphs 5 and 6 above, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in circumstances for which indemnification is permitted under the law and the Articles of Association and which is covered by this undertaking.

8.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	In all Indemnification Events indemnification will be subject to the following:

9.1.
You shall promptly notify the Company of any legal proceedings initiated against you and of all possible and/or threatened and/or circumstances that you suspect give rise to the initiation of legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Failure to timely notify the Company of any proceedings shall not relieve the Company of its indemnification obligations except to the extent the Company or its ability to defend the action or mitigate the liabilities related thereto are affected by such delay.

9.2.
Other that with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, or to settle any claim that contains any admission on your behalf or does not contain an unconditional release of all claims against you without your consent, which consent cannot be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

9.3.
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.
If, in accordance with paragraph 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree, unless, in the reasonable judgment of counsel for the Company, an actual or potential conflict of interests exists in the representation by a single counsel of you and the Company, in which case, the indemnification provided for hereunder shall cover the reasonable fees and expenses of a single counsel (in addition to the counsel for the Company) reasonably acceptable to the Company.

9.5.
The Company will have no liability or obligation pursuant to this Letter of Indemnification or above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement. The Company’s consent to any compromise or settlement shall not be unreasonably withheld.

9.6.
That, if required by law, the Company’s authorized organs will consider a specific request for indemnification and the amount thereof and will determine if the event entitles you for indemnification and the amount thereof in accordance with the requirements of the law.

10.
This letter is issued after receipt by the Company of all required approvals under the law and the Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

11.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

12.
If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.
This Letter of Indemnification and the agreement herein shall be governed by, and construed and enforced in accordance with the laws of the State of Israel, unless in contradiction with the Company’s undertakings according to any other law including the Securities law of the United States of America.

___________________________

Top Image Systems Ltd.

By: _________________________

Signature: ________________

Recipient’s Name: _________________

Position:_________________________

INDEMNIFICATION -Annex A

Subject to applicable law, following is a list of acts omissions and liabilities, which the Company has deemed to be foreseen liabilities for the purposes of the Letter of Indemnification:

1.
Participation and/or non participation at the Company’s and subsidiaries’ board meetings and at the meetings of any of the committees of the Board of the Company or any subsidiary, including bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board or committees meetings.

2.	The Company’s interaction with the tax authorities, the Company’s and the subsidiaries’ shareholders, employees, creditors and other third parties, including, but not limited to:

2.1.	failure to remit tax withheld in connection with the Company’s and its subsidiaries’ employees’ compensation and benefits.

2.2.	failure to remit to third parties any amount deducted from the payments due to the Company’s employees.

2.3.	failure to pay royalties due to third parties in compliance with the agreement(s) entered into between the Company and such third parties.

2.4.	failure to pay monetary liabilities to third parties relating to loans received by the Company.

3.
Breach or infringement of intellectual property rights, including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas.

4.
Actions taken in connection with the Intellectual Property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.	Actions in connection with the conduct of clinical trials and/or testing of products and/or in connection with the sale, license or use of such products.

6.
Actions relating to an offer or issuance of securities of the Company or of an affiliated company to the public by prospectus or privately by private placement (as applicable), in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

7.	Actions and/or reports required by law, regulations or exchange rule, due to the public sale of the Company’s shares or its quotation on the NASDAQ SmallCap market.

8.	Resolutions and/or actions and/or reports made in the ordinary course of business and relating to the management of the Company’s business and/or the business of an affiliated company.

9.	Resolutions and/or actions relating to environmental and public health matters of the Company and/or of an affiliated company.

10.	Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property and/or in regard to the violation of the same.

11.	Acts or omissions not covered by product liability insurance.

12.	Acts or omissions in connection with the review of financial statements and accounting policies.

13.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

14.
Resolutions and/or actions relating to employment matters of the Company and/or of an affiliated company, including but not limited to any claim related to the approval of compensation to any officer and/or director of the Company.

15.	Resolutions and/or actions relating to transactions of the Company and/or of an affiliated company with others including inter-company transactions, and clients, contractors, suppliers etc.

16.	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company and/or of an affiliated company.

17.	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company and/or of an affiliated company.

18.
Resolutions and/or actions relating to a merger of the company and/or of an affiliated company, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, liquidation, winding up or sale of all or part of the business, operations or shares the Company.

19.	Resolutions and/or actions relating to the approval of transactions with officers and/or shareholders of the Company and/or of an affiliated company.

20.	Acts or omissions in connection with bodily injury or property damage attributed to the Company and/or to the Office Holder operating on the Company’s behalf.

21.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures.

22.
Payment to persons that suffered damages by a breach as provided in Section 52ND(a)(1)(1) or expenses incurred by you with respect to an Administrative Procedure (as such term is defined in the Company’s Articles of Association, as amended), related to you, including reasonable litigation expenses and , attorneys' fees.

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